FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of May 25, 2006

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Signet Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. ("CG")

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-Beneficial Interest.  Please see letter below from CG.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Please see letter below.

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Not stated.

8. Percentage of issued class

N/A

9. Class of security

0.5p Ordinary Shares

10. Date of transaction

Not stated.

11. Date company informed

24 May 2006.

12. Total holding following this notification

See below.

13. Total percentage holding of issued class following this notification

See below.

14. Any additional information

-

15. Name of contact and telephone number for queries

Mark Jenkins

16. Name and signature of authorised company official responsible for making this notification

Date of notification

25 May 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission.
The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

LETTER FROM THE CAPITAL GROUP COMPANIES, INC.

As of 23 May 2006

Signet Group plc

Schedule A

                                            Number of shares          Percent of
                                                                     Outstanding

The Capital Group Companies, Inc. ("CG")       190,383,823          10.940%
holdings

Holdings by CG Management Companies
and Funds:

Capital Guardian Trust Company                   13,036,900           0.749%

Capital International Limited                   142,999,387           8.217%

Capital International S.A.                       15,637,910           0.899%

Capital International, Inc.                      18,709,626           1.075%

Schedule B
Schedule of holdings in Signet Group plc
As of 23 May 2006

Capital Guardian Trust Company

Registered Name                                  Local Shares

State Street Nominees Limited                     332,900

Bank of New York Nominees                         595,100

Chase Nominees Limited                          5,983,200

BT Globenet Nominees Ltd.                          36,000

Midland Bank plc                                  127,300

Cede & Co.                                     57,400

Nortrust Nominees                               5,728,200

State Street Bank & Trust Co.                  57,600

HSBC Bank plc                                         800

Mellon Nominees (UK) Limited                       92,200

Bank One Limited                                   26,200

TOTAL                                          13,036,900

Capital International Limited

Registered Name                                 Local Shares

State Street Nominees Limited                   1,567,800

Bank of New York Nominees                      36,108,186

Northern Trust                                 14,994,882

Chase Nominees Limited                         27,268,067

Midland Bank plc                                2,401,400

Bankers Trust                                     770,000

Barclays Bank                                   1,108,400

Citibank London                                   367,700

Morgan Guaranty                                 2,958,400

Nortrust Nominees                              20,130,924

MSS Nominees Limited                              290,000

State Street Bank & Trust Co.              13,651,808

Lloyds Bank                                       274,500

Citibank                                          455,500

Citibank NA (Toronto)                             163,200

Deutsche Bank AG                                  432,100

Chase Manhattan Nominee Ltd. (Australia)          504,200

HSBC Bank plc                                   8,773,000

Mellon Bank N.A.                                1,543,500

Northern Trust AVFC (South Africa)              2,968,400

KAS UK                                            651,720

Mellon Nominees (UK) Limited                      606,900

Bank One Limited                                1,770,100

HSBC                                               75,000

JP Morgan Chase Bank                              448,300

Raiffeisen Zentral Bank                         2,069,000

Fortis Bank                                        46,400

Metzler Seel Sohn & Co.                       534,000

Bayerische Hypo Und Vereinsbank AG                 66,000

TOTAL                                         142,999,387

Capital International S.A.

Registered Name                               Local Shares

State Street Nominees Limited                    122,000

Bank of New York Nominees                         77,100

Chase Nominees Limited                         3,011,810

Midland Bank plc                                 578,300

Barclays Bank                                    130,000

Pictet & Cie, Geneva                         337,000

Nortrust Nominees                                 89,400

Morgan Stanley                                   103,700

J.P. Morgan                                    8,443,700

State Street Bank & Trust Co.                373,000

Lloyds Bank                                      153,000

Citibank NA (Toronto)                             85,900

HSBC Bank plc                                    793,000

Lombard Odier Et Cie, Geneva                   1,085,000

Metzler Seel Sohn & Co.                       55,000

Credit Suisse, Zurich                            200,000

TOTAL                                         15,637,910

Capital International, Inc.

Registered Name                                Local Shares

State Street Nominees Limited                 5,248,100

Bank of New York Nominees                     1,851,600

Northern Trust                                  109,000

Chase Nominees Limited                        7,935,000

Midland Bank plc                                213,500

Bankers Trust                                    44,000

Nortrust Nominees                             1,159,126

State Street Bank & Trust Co.               576,600

Citibank                                         74,200

Citibank NA (Toronto)                         1,054,700

HSBC Bank plc                                    98,000

JP Morgan Chase Bank                            345,800

TOTAL                                        18,709,626

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   May 25, 2006